TELEFAX

Danske Bank

Danske Markets / ALM
2-12 Holmens Kanal
1092 Copenhagen K
Telephone +45 33 44 00 00
Telefax +45 33 44 03 85

December 16, 2004

To:		From:	
Fax No.	+1 202 942 9628	Reference	Peter Holm / Knud Erik Kristensen
Company	Securities & Exchange Commissions	Fax No.	+45 33 44 03 85
Department		Telephone No.	+45 33 44 04 20 / +45 33 44 04 12
Attention	Office of International Corporation	No. of pages (incl. this page)	2

Please contact us immediately if you do not receive all the pages

Message:

File No 82-1263
Danske Bank A/S - Rule 12g-3-2(b) filings

Yours faithfully,

Danske Bank
Danske Markets / ALM

dlw 1/4

Danske Bank

Copenhagen Stock Exchange

Communications
Holmens Kanal 2 - 12
DK-1092 Copenhagen K
Tel. +45 33 44 00 00

Stock Exchange Announcement No. 23/2004

December 16, 2004

Danske Bank issues
new supplementary capital in Swedish kronor

Danske Bank has decided to issue a bond loan of Swedish kronor 750 million as supplementary capital. The loan will be issued in the European bond market and listed on the Luxembourg Stock Exchange.

The bond loan will be issued on 22 December 2004 and matures on 22 December 2013. The coupon prevailing until 22 December 2010 has been fixed at three-month STIBOR plus a margin of 0.335 percentage points and the issue price has been fixed at par.

From 22 December 2010, the coupon will be fixed at three-month STIBOR plus a margin of 1.835 percentage points. At the same time the Bank may call the issue at par.

The bonds are issued as part of the refinancing of the Bank's supplementary capital.

Yours faithfully,
Danske Bank

Steen Reeslev

Contact person:
Henrik Normann, Member of the Executive Committee, tel. +45 33 44 32 00

This is a translation of a stock exchange announcement in the Danish language. In case of discrepancies, the Danish version prevails.

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